                                                                  Exhibit 99.3

                           AXCELIS TECHNOLOGIES, INC.

                Form 10-Q for the quarter ended September 30, 2002

                   FACTORS AFFECTING FUTURE OPERATING RESULTS

      From time to time, we may make forward-looking public statements, such as statements concerning our then expected future revenues or earnings or concerning the prospects for our markets or our product development, projected plans, performance, order procurement as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in registration statements filed under the Securities Act of 1933, as amended
(the "Securities Act"), in press releases or informal statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, as enacted by the Private Securities Litigation Reform Act of 1995.

      We wish to caution you not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made. In addition, we wish to advise you that the factors listed below, as well as other factors that we may or may not have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

      We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements.

      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf.

If semiconductor equipment manufacturers do not make sufficient capital expenditures, our sales and profitability will be harmed.

      We anticipate that a significant portion of our new orders will depend upon demand from semiconductor manufacturers who build or expand fabrication facilities. If the rate of construction or expansion of fabrication facilities declines, demand for our systems will decline, reducing our revenues. This would also hurt our profitability, because our continued investments in engineering, research and development and marketing necessary to develop new products and to maintain extensive customer service and support capabilities limit our ability to reduce expenses in proportion to declining sales.

      A number of factors may cause semiconductor manufacturers to make reduced capital expenditures, including the following.

Downturns in the semiconductor industry may further reduce demand for our products, harming our sales and profitability.

      The semiconductor business is highly cyclical and the industry has been in a severe down cycle since early in 2001, the length of which cannot be predicted. This continues to reduce demand for new or expanded fabrication facilities. Any continuing weakness or future downturns or slowdowns in the industry may adversely affect our financial condition.

Oversupply in the semiconductor industry reduces demand for capital equipment, including our products.

      Inventory buildups in the semiconductor industry, resulting in part from the down cycle, have produced a current oversupply of semiconductors. This has caused semiconductor manufacturers to revise capital spending plans, resulting in reduced demand for capital equipment such as our products. If this oversupply is not reduced by increasing demand from the various electronics industries that use semiconductors, which we cannot accurately predict, our sales and profitability will be harmed.

Industry consolidation and outsourcing of semiconductor manufacturing may reduce the number of our potential customers, harming our revenues.

      The substantial expense of building, upgrading or expanding a semiconductor fabrication facility is increasingly causing semiconductor companies to contract with foundries to manufacture their semiconductors. In addition, consolidation and joint venturing within the semiconductor manufacturing industry is increasing. We expect these trends to continue, which will reduce the number of our potential customers. This increased concentration of our customers potentially makes our revenues more volatile as a higher percentage of our total revenues are tied to a particular customer's buying decisions.

If we fail to develop and introduce reliable new or enhanced products and services that meet the needs of semiconductor manufacturers, our results will suffer.

      Rapid technological changes in semiconductor manufacturing processes require us to respond quickly to changing customer requirements. Our future success will depend in part upon our ability to develop, manufacture and successfully introduce new systems and product lines with improved capabilities and to continue to enhance existing products, including products that process 300 millimeter wafers. This will depend upon a variety of factors, including new product selection, timely and efficient completion of product design and development and of manufacturing and assembly processes, product performance in the field and effective sales and marketing. In particular:

      . We must develop the technical specifications of competitive new systems, or enhancements to our existing systems, and manufacture and ship these systems or enhancements in volume in a timely manner.

      . We will need to accurately predict the schedule on which our customers will be ready to transition to new products, in order to accurately forecast demand for new products while managing the transition from older products.

      . We will need to effectively manage product reliability or quality problems that often exist with new systems, in order to avoid reduced orders, higher manufacturing costs, delays in acceptance and payment and additional service and warranty expenses.

      .    Our new products must be accepted in the marketplace.

      Our failure to meet any of these requirements will have a material adverse effect on our operating results and profitability.

If we fail to compete successfully in the highly competitive semiconductor equipment industry, our sales and profitability will decline.

      The market for semiconductor manufacturing equipment is highly competitive and includes companies with substantially greater financial, engineering, manufacturing, marketing and customer service and support resources than we have that may be better positioned to compete successfully in the industry. In addition, there are smaller, emerging semiconductor equipment companies that provide innovative systems with technology that may have performance advantages over our systems. Competitors are expected to continue to improve the design and performance of their existing products and processes and to introduce new products and processes with improved price and performance characteristics. If we are unable to improve or introduce competing products when demanded by the markets, our business will be harmed. In addition, if competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those sold or being developed by us, our ability to sell products to those manufacturers may be adversely affected.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from them could materially affect our sales.

      Historically, we have sold a significant proportion of our products and services to a limited number of fabricators of semiconductor products. For example, in 2001, one of our customers, STMicroelectronics N.V. accounted for 13.9% of our net sales, and our top ten customers accounted for 67.2%. None of our customers has entered into a long-term agreement requiring it to purchase our products. Although the composition of the group comprising our largest customers has varied from year to year, the loss of a significant customer or any reduction or delays in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic or competitive conditions in the semiconductor industry, could adversely affect us. The ongoing consolidation of semiconductor manufacturers may also increase the harmful effect of losing a significant customer.

Our quarterly financial results may fluctuate significantly and may fall short of anticipated levels.

      We derive most of our revenues from the sale of a relatively small number of expensive products to a small number of customers. The list prices on these products range from $200,000 to over $4.0 million. At our current sales level, each sale, or failure to make a sale, could have a material effect on us in a particular quarter. Our lengthy sales cycle, coupled with customers' competing capital budget considerations, make the timing of customer orders uneven and difficult to predict. In a given quarter, a number of factors can adversely affect our revenues and results, including changes in our product mix, increased fixed expenses per unit due to reductions in the number of products manufactured, and higher fixed costs due to increased levels of research and development and expansion of our worldwide sales and marketing organization. Our gross margins also may be affected by the introduction of new products. We typically become more efficient in producing our products as they mature. For example, our gross margins in 2001 were adversely affected in part as a result of the increased proportion of systems sold to process 300 millimeter wafers. In addition, our backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objectives for that quarter and is not a reliable indicator of our future sales. As a result, our net sales and operating results for a quarter depend on our shipping orders as scheduled during that quarter as well as obtaining new orders for products to be shipped in that same quarter. Any delay in, or cancellation of, scheduled shipments or in shipments from new orders could materially and adversely affect our financial results. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

A termination of our relationships wiht Sumitomo Heavy Industries, Ltd. will put additional demands on our business.

We receive royalties under a License Agreement with our joint venture Sumitomo Eaton Nova or SEN. We are also credited with 50% of the equity income or loss from SEN's operations. Royalties and income from SEN have been a substantial contribution to our earnings, and a substantial decline in SEN's sales and income from operations could have a material adverse effect on our net income. We have also benefited from research and development conducted by SEN engineers. This License Agreement is expected to expire on December 31, 2004. If Axcelis and Sumitomo Heavy Industries, Ltd., our joint venture partner, cannot agree to terms on which the license will be extended after the end of 2004, the joint venture will effectively terminate at that time. In that event, we will be required to invest in our own infrastructure to sell and service ion implant products in Japan or find a new partner.

      We also have an arrangement with Sumitomo, outside the SEN joint venture, under which Sumitomo distributes and services our dry strip, photostabilization and rapid thermal processing products to semiconductor manufacturers in Japan. This distribution arrangement expires in March 2003 unless renewed. We are currently negotiating the terms of a continuing arrangement with Sumitomo under which they would continue to sell these products in Japan. Although we support Sumitomo's activities in Japan, a termination of the distributor agreement with SHI would require us to invest in our own infrastructure to sell and service these products in Japan or find a new partner.

A decline in sales of our products and services to customers outside the United States would hurt our business and profits.

     We are substantially dependent on sales of our products and services to customers outside the United States, which accounted for approximately 53.5%, 69.4% and 70% of our net sales in 1999, 2000 and 2001, respectively. We anticipate that international sales will continue to account for a significant portion of our net sales. Because of our dependence upon international sales, our results and prospects may be adversely affected by a number of factors, including:

     . unexpected changes in laws or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes or export license requirements;
     .    difficulties in obtaining required export licenses;
     .    volatility in currency exchange rates;
     .    political and economic instability, particularly in Asia;
     .    difficulties in accounts receivable collections;
     . extended payment terms beyond those customarily offered in the United States;
     . difficulties in managing distributors or representatives outside the United States;
     . difficulties in staffing and managing foreign subsidiary and branch operations; and
     .    potentially adverse tax consequences.

Making more sales denominated in foreign currencies to counteract the strong dollar may expose us to additional risks that could hurt our results.

     Substantially all of our sales to date have been denominated in U.S. dollars. Our products become less price competitive in countries with currencies that are declining in value in comparison to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins. Our equity income and royalty income from SEN are denominated in Japanese yen, which exposes us to some risk of currency fluctuations. If it becomes necessary for us to make more sales denominated in foreign currencies to counteract the strong dollar, we will become more exposed to these risks.

We may not be able to maintain and expand our business if we are not able to retain, hire and integrate additional qualified personnel.

     Our business depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense, particularly in the areas where we are based, including the Boston metropolitan area and the Rockville,

Maryland area, as well as in other locations around the world. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience levels of staffing inadequate to develop, manufacture and market our products and perform services for our customers. As a result, our growth could be limited or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction, all of which could adversely affect our financial results and cause the value of our notes and stock to decline.

Our dependence upon a limited number of suppliers for many components and sub-assemblies could result in increased costs or delays in manufacture and sales of our products.

     We rely to a substantial extent on outside vendors to manufacture many of the components and subassemblies of our products. We obtain many of these components and sub-assemblies from either a sole source or a limited group of suppliers. Because of our reliance on outside vendors generally, and on a limited group of suppliers in particular, we may be unable to obtain an adequate supply of required components on a timely basis, on price and other terms acceptable to us, or at all.

     In addition, we often quote prices to our customers and accept customer orders for our products before purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may not be able to raise the price of our products to cover all or part of the increased cost of components.

     The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of our required components or subassemblies, we may have to seek alternative sources of supply or manufacture these components internally. This could delay our ability to manufacture or to ship our systems on a timely basis, causing us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

Our historical financial information may not be representative of our results as a separate company.

     Our combined financial statements for periods ending on or before June 30, 2000 have been carved out from the consolidated financial statements of Eaton Corporation using the historical bases of assets, liabilities and operating results of the semiconductor equipment operations business of Eaton that we comprised. Accordingly, our historical financial information for those periods does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses for those periods were allocated to our business based on Eaton's internal expense allocation methodology, which charges these expenses to operating locations based both on net working capital, excluding short-term investments and short-term debt, and on property, plant and equipment-net. While we believe this allocation methodology is reasonable and allocated costs are representative of the operating expenses that would have been incurred had we operated on a stand-alone basis, such historical financial information is not necessarily indicative of what our financial position, operating results and cash flows will be in the future. We have not made adjustments to this historical financial information to reflect any significant changes that may occur in our cost structure and operations as a result of our separation from Eaton, including increased costs associated with being a publicly traded, stand-alone company.

In certain circumstances, we may need additional capital.

     Our capital requirements may vary widely from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments and inventory and receivables management. We believe that our available cash, our credit line and our future cash flow from operations will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. This, of course, depends on the accuracy of our assumptions about levels of sales and expenses, and a number of factors, including those described in these "Risk Factors," could cause us to require additional capital from external sources. In addition, in the future, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Depending on market conditions, future equity financings may not be possible on attractive terms and would be dilutive to the existing holders of our common stock and convertible notes. Moreover, until the end of 2002, we are restricted in raising substantial amounts of equity capital under a covenant to Eaton Corporation. Our existing credit agreement contains restrictive covenants and future debt financings could involve additional restrictive covenants, all of which may limit the manner in which we conduct our business.

We may incur costly litigation to protect our proprietary technology, and if unsuccessful, we may lose a valuable asset or experience reduced market share.

     We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent their use of this technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to prevent others from using technology that is similar to or the same as our technology. In addition, patents issued to us have been, or might be challenged, and might be invalidated or circumvented and any rights granted under our patents may not provide adequate protection to us. Our competitors may independently develop similar technology, duplicate features of our products or design around patents that may be issued to us. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce or defend our intellectual property rights.

     On January 8, 2001, we filed a lawsuit against Applied Materials, Inc. ("Applied") in the United States District Court for the District of Massachusetts. The complaint alleges that Applied's medium current/high energy ion implanter machine launched in November 2000 infringes our patent for ion implantation equipment using radio frequency linear accelerator technology. We have also alleged that Applied unlawfully interfered with our existing and future contracts. On January 18, 2001, we filed a motion for a preliminary injunction for the reason, among others, that infringement at the time of industry transition between equipment capable of handling 200 millimeter wafers and equipment capable of handling 300 millimeter wafers would irreparably harm us. Through this motion, we asked the court to stop Applied from manufacturing, selling or offering to sell its medium current/high energy ion implanter machine and to order Applied to remove all our patented technology from implanters that Applied may have placed in chipmakers' plants for process development trials. Applied filed counterclaims of unfair competition, defamation and tortious interference with prospective economic advantage, all of which, it contends, arise from certain communications we allegedly made about the lawsuit and its claims of infringement.

     The court deferred a decision on the preliminary injunction, indicating that it would seek to reach an expeditious trial on the merits. Hearings on
summary judgment motions began in December 2001.   At that time, the court
stated that it would issue a claims construction, interpreting the scope of our patent, prior to ruling on the summary judgement motions. We are awaiting issuance of the court's claims construction. We believe our claims are meritorious and intend to pursue the matter vigorously. Although there can be no assurance of a favorable outcome and we have incurred significant legal expenses to pursue this litigation, we do not believe that our pursuit of this matter will have a material adverse effect on our financial condition, results of operations or liquidity. In the event that Applied is found not to have infringed, we expect that Applied will continue to sell its medium current/high energy implanter as a new and substantial competitor for sales of high energy/medium current ion implantation equipment.


We might face intellectual property infringement claims or patent disputes that may be costly to resolve and, if resolved against us, could be very costly to us and prevent us from making and selling our systems.

     From time to time, claims and proceedings have been or may be asserted against us relative to patent validity or infringement matters. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties and prevent us from manufacturing and selling our systems. Any of these situations could have a material adverse effect on us and cause the value of our common stock to decline.

Our agreements with Eaton Corporation may not have the same terms that such agreements would have if they had been negotiated in an arm's length transaction.

     Before our initial public offering, we entered into a number of agreements with Eaton Corporation. These agreements were negotiated at a time when we were a wholly-owned subsidiary of Eaton and therefore may not have the same terms that such agreements would have had if they had been negotiated in an arm's length transaction.

     Covenants and payables in favor of Eaton. Our agreements with Eaton restrict our operations and obligate us to make payments to Eaton in certain situations, including:

     . The Tax Sharing and Indemnification Agreement makes us liable to Eaton for our allocable share of taxes arising for all periods beginning after December 31, 1999 through December 29, 2000. If Eaton were audited for this period and additional taxes were due, we would be obligated to indemnify Eaton.

     . Until December 29, 2002, without Eaton's consent, we may not liquidate, merge or consolidate with any person, dispose of or restructure the holding of our assets, or enter into any transaction or make any change in our equity structure that would violate a restrictive covenant designed to protect the tax-free nature of Eaton's distribution of our shares in December 2000.

     . We have agreed not to solicit or recruit employees of Eaton without Eaton's consent until December 29, 2002.

     Conflicts under Eaton agreements and otherwise. Conflicts may arise under our agreements with Eaton Corporation and other interests of Axcelis and Eaton may differ from time to time. We have agreed to submit all disputes under the agreements with Eaton to binding arbitration, following nonbinding mediation, unless the failure to initiate litigation would cause serious and irreparable injury to one of us or others. Two of our current directors are also directors of Eaton and one, Alexander M. Cutler, is also the Chairman and Chief Executive Officer of Eaton. Our directors who are also directors of Eaton have obligations to both companies and may have conflicts of interest with respect to matters that could have different implications for Eaton and us.